Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectuses of United Rentals, Inc. for the registration of United Rentals, Inc. guarantees of debt securities, shares of common stock, shares of preferred stock or warrants or United Rentals (North America), Inc. debt securities and to the incorporation by reference therein of our reports dated January 28, 2026, with respect to the consolidated financial statements of United Rentals, Inc., and the effectiveness of internal control over financial reporting of United Rentals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

October 23, 2026